82-1856

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

05012821

RECEIVED
2005 NOV 28 A 11: 34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

November 16, 2005

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

SUPPL

To Whom It May Concern:

RE: African Metals Corporation (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on November 16, 2005. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

AFRICAN METALS CORPORATION

J. Nestoruk

Jennifer Nestoruk
Corporate Secretary

PROCESSED
NOV 29 2005

/jn
enclosure

11/29

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

FOR IMMEDIATE RELEASE

November 16, 2005
12g3-2(b) Exemption #82-1856
Trading Symbol: AFR

African Metals Acquires the 50-sq-km Fatako Gold Concession Between Nevsun's Tabakoto-Segala Concessions and Randgold's Loulo Concessions

VANCOUVER, BC – Willis W. Osborne, Chief Executive Officer of African Metals Corporation (TSX Venture Exchange: AFR), is pleased to announce the acquisition of the strategically located, 50-sq-km Fatako gold concession in western Mali, West Africa. The concession is 17.9 km long and ranges between 1.2 and 4.8 km wide. The concession is west of and adjacent to the Tabakoto-Segala concession of Nevsun Resources where it shares a 4.3 km border. The Tabakoto gold mine is scheduled to start production in December, 2005. The concession is also east of and adjacent to Randgold's Loulo concessions, which share a 12.2 km boundary. The 8 million ounce Loulo gold mine went into production in October, 2005. The mine itself is actually 18.0 km northwest of the Fatako concession.

Under the terms of the agreement with the owner, African Metals has an option to acquire a 95% interest in the concession by paying approximately $120,000 over a 5 year period. Any production from this concession is subject to a 1% net smelter royalty. An Autorisation d'Exploration permit has recently been granted on the concession.

The concession is underlain by the important Birimian formation where several gold deposits have been discovered, generally associated with intrusive rock. A program of geological mapping and soil sampling will begin next week. Carl Verley (P. Geol.) will be the Qualified Person, pursuant to NI 43-101, for exploration programs on this concession.

**ON BEHALF OF THE BOARD OF DIRECTORS
OF AFRICAN METALS CORPORATION**

"Willis W. Osborne"
Willis W. Osborne
CEO & Director